UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of April 2008
Commission File Number: 0-29350

Vasogen Inc.

(Translation of registrant's name into English)

2505 Meadowvale Blvd, Mississauga, Ontario, L5N 5S2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

Consolidated Financial Statements and Notes to Interim Financial Statements for the period ended February 29, 2008 are attached as exhibit 99.1 to this report and are incorporated herein by reference.  Management’s Discussion and Analysis for the period ended February 29, 2008 is attached as Exhibit 99.2 to this report and is incorporated herein by reference. Forms 52-109, CEO/CFO Certifications of Interim Filings, are attached as exhibit 99.3 to this report and are incorporated herein by reference.  The third quarter financials and accompanying notes under the caption “Interim Consolidated Financial Statements Below” on Exhibits 99.1 and 99.2 to this Form 6-K Report of Foreign Issuer are incorporated by reference as exhibits to the Registration Statement on Form F-10 of Vasogen Inc. (Registration No. 333-106958) and on Form F-10 of Vasogen Inc. (Registration No. 333-109782).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASOGEN INC.

Date: April 7, 2008	By:	/s/ Graham Neil
Name: Graham Neil
Title: Vice President, Finance Chief Financial Officer

EXHIBIT LIST

Exhibit	Description

99.1	Financial Statements and Notes to Consolidated Financial Statements for the period ended February 29, 2008

99.2	Management’s Discussion and Analysis for the period ended February 29, 2008

99.3	Forms 52-109 CEO/CFO Certification of Interim Filings